SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

FIRST EQUITY PROPERTIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

320097-20-7

(CUSIP Number)

Steven C. Metzger

3626 N. Hall Street, Suite 800

Dallas, Texas 75219

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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CUSIP No. 320097-20-7

1)       Names of Reporting Persons

Nevada Sea Investments, Inc.

................................................................................................................................................

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

(a)        ........................................................................................................................

(b)        ........................................................................................................................

3) SEC Use Only .....................................................................................................................

WC

4) Source of Funds (See Instructions) ........................................................................................

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ..................

............................................................................................................................................................

Nevada

6) Citizenship or Place of Organization ......................................................................................

396,411

7) Sole Voting Power ...................................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                                      -0-

Beneficially        8) Shared Voting Power ...............................................................................................

Owned by          ___________________________________________________________________________

Each Reporting                                                                                                                           396,411

Person With       9) Sole Dispositive Power ............................................................................................

                         ___________________________________________________________________________

-0-

10) Shared Dispositive Power ........................................................................................

396,411

11) Aggregate Amount Beneficially Owned by Each Reporting Person ..........................................

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

............................................................................................................................................................

37.48%

13) Percent of Class Represented by Amount in Row (11) ...........................................................

CO

14) Type of Reporting Person (See Instructions) .........................................................................

................................................................................................................................................

................................................................................................................................................

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Item 1. Security and Issuer

This Amendment No. 5 to Statement on Schedule 13D (“Amendment No. 5”) is an amendment to Schedule 13D for original date of event of June 27, 1995, filed with the Securities and Exchange Commission (the “Commission”) on July 24, 1995, as amended by Amendment Nos. 1 through 4 thereto (the “Amended Statement”), all relating to shares of Common Stock, par value $0.01 per share, of First Equity Properties, Inc., a Nevada corporation (the “Issuer” or “FEPI”), which has its principal executive offices located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. The CUSIP number for the shares of Common Stock of FEPI, par value $0.01 per share, is 320097-20-7.

The Issuer is a Nevada corporation, originally incorporated December 19, 1996, and is the ultimate successor-in-interest to Wespac Investors Trust III, a California real estate investment trust (“Wespac”), originally established August 22, 1983. This Amendment No. 5 is being filed by the Reporting Person identified below to report the sale of 396,410 (37.48%) of the shares of Common Stock, par value $0.01, while the Reporting Person retains 396,411 Shares (37.48%) of Common Stock of the Issuer.

Item 2. Identity and Background

Item 2 of the Amended Statement is hereby further amended as follows:

(a)-(c) and (f). This Amendment No. 5 is filed by Nevada Sea Investments, Inc. (“NSII”), a Nevada corporation, which has its principal executive offices located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. NSII’s principal business activity is investment in real estate and securities of other business ventures. The name, business address and capacity with NSII of each of the executive officers or directors of NSII are as set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United States of America. NSII is wholly owned by the Nevada Sea Trust, a trust governed by the laws of the State of Texas. The Nevada Sea Trust was established by Trust Agreement dated January 3, 2011, for the benefit of the children of Gene E. Phillips (the “NS Trust”), who, although he is not an officer or director of NSII or a Trustee of the NS Trust, has contact with the management of NSII. Shortly after its creation, the NS Trust acquired from another entity all of the issued and outstanding Common Stock of NSII.

(d)       During the last five years, neither NSII nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the past five years, neither NSII nor any of its executive officers or directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations with respect to such laws.

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Item 5. Interest and Securities of the Issuer

The Amended Statement is hereby further amended as follows:

(a)       According to the latest information available from the Issuer, as of June 30, 2018, the total number of issued and outstanding shares was 1,057,628 shares of Common Stock. After giving effect to the matters described in Item 5(c), the Reporting Person owns and holds, directly and beneficially, 396,411 shares (37.48%) as of October 25, 2018. Pursuant to Rule 13d-3 under the Exchange Act, Daniel J. Moos, as the sole director of NSII, may be deemed to beneficially own the number of shares owned by NSII described above. Mr. Moos disclaims such beneficial ownership.

(b)       Each director of NSII has the sole power to vote and dispose of the 396,411 shares of FEPI Common Stock, subject to compliance with applicable securities laws.

(c)       During the sixty calendar days ended October 24, 2018, NSII did not engage in any transaction in shares of FEPI Common Stock or any other equity interest derivative thereof. Effective October 24, 2018, NSII conveyed and transferred to TPS Income, Inc., a Delaware corporation (“TPS”), an aggregate of 396,410 (37.48% of the outstanding) shares of Common Stock of FEPI for cash of $332,113.05 ($0.8378019 per share).

(d)       No person other than NSII or its Board of Directors is known to have the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, any shares of FEPI Common Stock held by NSII.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except for the sale of 396,410 shares of the Issuer to TPS described in Item 5(c) above, NSII does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer of voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

None.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 5 is true, complete and correct.

Dated: October 25, 2018

NEVADA SEA INVESTMENTS, INC.

By: /s/ Daniel J. Moos

Daniel J. Moos, President, Secretary

and Treasurer

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SCHEDULE 1

EXECUTIVE OFFICERS AND DIRECTORS OF

NEVADA SEA INVESTMENTS, INC.

Name and Capacity with Nevada Sea Investments, Inc.	Business Address	Present Business in which Employment is Conducted
Daniel J. Moos, Director, President, Secretary and Treasurer	1603 LBJ Freeway Suite 800 Dallas, TX 75234	President, Pillar Income Asset Management, Inc.